NORTHCORE TECHNOLOGIES INC.

(the "Corporation")

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL INSTRUMENT 51-102, SECTION 4.11

WE HEREBY PROVIDE NOTICE that KPMG, LLP (Chartered Accountants) ("KPMG") has agreed to resign at the request of the Corporation as auditor of the Corporation and that, on December 21, 2010, the board of directors of the Corporation appointed Collins Barrow Toronto LLP (Chartered Accountants) as the successor auditor of the Corporation.

Pursuant to section 4.11 of National Instrument 51-102, *Continuous Disclosure Obligations*, the undersigned confirms that:

1. KPMG agreed to resign as auditors of the Corporation;
2. the resignation of KPMG and appointment of Collins Barrow as auditors of the Corporation were considered and approved by the board of directors of the Corporation;
3. there have been no reservations contained in the KPMG's reports on any of the financial statements of the Corporation for the fiscal years ending on December 31, 2009 and December 31, 2008 nor for any period subsequent to the most recent completed period for which they have issued a report prior to the date of this Notice;
4. there have been no "reportable events" as defined in section 7(e) of NI 51-102.

DATED at Toronto, ON, this 22nd day of December 2010.

BY ORDER OF THE BOARD

JIM MOSKOS
Chief Operating Officer and Director
Northcore Technologies Inc.

Collins Barrow
Chartered Accountants

Collins Barrow Toronto LLP
Collins Barrow Place
11 King Street West
Suite 700, Box 27
Toronto, Ontario
M5H 4C7 Canada

T. 416.480.0160
F. 416.480.2646

www.collinsbarrow.com

January 11, 2011

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Northcore Technology Inc. ("the Company") – Change of Auditor Notice pursuant to National Instrument 51-102

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated December 22, 2010 given by the Company to ourselves and KPMG LLP.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,

Collins Barrow Toronto LLP

Collins Barrow Toronto, LLP
Charted Accountants

KPMG

KPMG LLP
Chartered Accountants
Yonge Corporate Centre
4100 Yonge Street, Suite 200
Toronto ON M2P 2H3
Canada

Telephone (416) 228-7000
Telefax (416) 228-7123
Internet www.kpmg.ca

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Notice of Change of Auditors of Northcore Technologies Inc.

We have read the Notice of Northcore Technologies Inc dated December 22, 2010 and are in agreement with the statements contained in such Notice.

Yours very truly,

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
January 11, 2011